# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zalatoris II Acquisition Corp, CIK 0001853397
CUSIP: G9831X106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 31 Hudson Yards, 11th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 08/02/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 195,920; shared voting power 0; sole dispositive power 195,920; shared dispositive power 0; aggregate amount beneficially owned 195,920 (36.4% of the class)
  Comment: The percentages used herein are calculated based upon 6,514,674 Class A ordinary shares outstanding as of November 20, 2023, as disclosed in the company's 10-Q filed November 22, 2023 minus 5,932,780 Class A ordinary shares that had exercised the right to redeem, as disclosed in the company's 8-K filed August 7, 2024.

## Item 1. Issuer
Name of issuer: Zalatoris II Acquisition Corp
Address of issuer's principal executive offices: 31 Hudson Yards, 11th Floor, New York, NY 10005

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street, #320, Toronto, ON M5E 1G4
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 195,920
Percent of class: 36.40%
Sole power to vote or to direct the vote: 195,920
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 195,920
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Catrina Duong, Chief Compliance Officer (08/09/2024)